EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

SYMANTEC CORPORATION,

L1116 MERGER SUB, INC.

and

LIFELOCK, INC.

Dated November 20, 2016

(Continued)

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(Continued)

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(Continued)

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AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”), dated November 20, 2016, is among Symantec Corporation, a Delaware corporation (“Parent”), L1116 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and LifeLock, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A.    The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”) in accordance with the DGCL upon the terms and subject to the conditions set forth in this Agreement; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders; and (iv) recommended that the Company Stockholders vote in favor of the adoption of this Agreement in accordance with the DGCL.

B.    The boards of directors of each of Parent and Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations under this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1.    Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a)    “Acceptable Confidentiality Agreement” means a confidentiality agreement containing provisions no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal, and that such agreement may not prohibit the Company from providing to Parent any of the information required to be provided to Parent pursuant to this Agreement).

(b)    “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to an Acquisition Transaction.

(c)    “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person, of securities representing more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction) or other acquisition by any Person or Group of assets constituting or accounting for more than 15% of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries whose business accounts for more than 15% of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, where the stockholders of the Company (or such Subsidiary) prior to the transaction will not own, directly or indirectly, at least 85% of the surviving company.

(d)    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e)    “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f)    “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2015, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2015.

(g)    “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

(h)    “Bylaws” means the bylaws of the Company in effect as of the date of this Agreement.

(i)    “Capitalization Date” means 5:00 p.m., Pacific time, on November 14, 2016.

(j)    “Certificate of Merger” means the certificate of merger, in customary form, relating to the Merger.

(k)    “Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement.

(l)    “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, then any state or federal court in the State of Delaware).

(m)    “Code” means the Internal Revenue Code of 1986, as amended.

(n)    “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar material fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies or binding arrangements (whether or not in writing) that is in each case maintained or contributed to for the benefit of any current or former employee, director, or other service provider of the Company or any of its Subsidiaries or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414 of the Code (an “ERISA Affiliate”) and with respect to which the Company or any of its Subsidiaries has any current material liability, contingent or otherwise.

(o)    “Company Board” means the Board of Directors of the Company.

(p)    “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(q)    “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(r)    “Company Financial Advisor” means Goldman, Sachs & Co.

(s)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property Rights and any and all Company-Owned Technology.

(t)    “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; or (B) would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger. None of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except, in each case, to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(iii) changes in conditions in the industries in which the Company and its Subsidiaries conduct business (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(v) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect);

(vii) any Effect resulting from the public announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors, Governmental Authorities or any other third Person;

(viii) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the express terms of this Agreement, other than the Company’s obligation to operate in the ordinary course pursuant to Section 5.1 of this Agreement;

(ix) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including via email) following the date of this Agreement;

(x) changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing) (except to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business);

(xi) changes in the price or trading volume of the Company Common Stock, in each case in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xiv) any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement; and

(xv) any matter disclosed in the Company Disclosure Letter to the extent the Effect is reasonably foreseeable from the disclosure therein or the documents referenced therein.

(u)    “Company Options” means any outstanding options to purchase shares of Company Common Stock, including those outstanding pursuant to any of the Company Stock Plans, but other than pursuant to the ESPP.

(v)    “Company-Owned Intellectual Property Right” means any and all Intellectual Property Right that is owned or purported to be owned by the Company or any Subsidiary, including rights in the Company Registered Intellectual Property.

(w)    “Company-Owned Technology” means any and all Technology for which the Intellectual Property Rights therein are owned or purported to be owned by the Company or any Subsidiary.

(x)    “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(y)    “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary.

(z)    “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(aa)    “Company RSU” means a restricted stock unit award in respect of shares of Company Common Stock that is outstanding and unsettled as of immediately prior to the Effective Time.

(bb)    “Company Stock-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Stock Plans, Company Benefit Plans or otherwise (including performance shares, performance-based units, market stock units, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options. For the avoidance of doubt and notwithstanding the terms of any restricted stock unit award agreement, all restricted stock units, whether vested or unvested, will be treated as Company Stock-Based Awards for all purposes of this Section 1.1(bb) and will be subject to the treatment provided pursuant to Section 2.8 to the extent outstanding as of immediately prior to the Effective Time.

(cc)    “Company Stock Plans” means the compensatory plans set forth in Section 1.1(cc) of the Company Disclosure Letter.

(dd)    “Company Stockholders” means the holders of shares of Company Capital Stock.

(ee)    “Company Unvested RSU” means any portion of a Company RSU held by a service provider (as defined in the Company’s Benefit Plans) as of the Effective Time that is unvested, outstanding and unsettled as of the Effective Time.

(ff)    “Company Unvested Shares” means any shares of Company Common Stock that remain unvested as of immediately prior to the Effective Time.

(gg)    “Company Unvested Stock Option” means any portion of an award of Company Options held by a service provider (as defined in the Company’s Benefit Plans) as of the Effective Time that is unvested, outstanding and unexercised as of the Effective Time.

(hh)    “Company Vested RSU” means (x) any portion of a Company RSU that is vested as of the Effective Time and outstanding but unsettled immediately prior to the Effective Time, and (y) any portion of a Company RSU that is outstanding but unsettled immediately prior to the Effective Time that by its terms accelerates vesting in connection with the holder of such Company RSU ceasing, prior to, upon or immediately following the Effective Time, to be a service provider of the Company or its Subsidiaries (such holder, a “Terminated Service Provider”), including those persons listed on Schedule 1.1(hh) of the Company Disclosure Letter (it being understood that this clause (y) shall not affect the terms upon which awards accelerate under the terms thereof).

(ii)    “Company Vested Stock Option” means (x) any portion of a Company Option that is vested as of the Effective Time, outstanding and unexercised immediately prior to the Effective Time, and (y) any portion of a Company Option that is outstanding and unexercised immediately prior to the Effective Time that by its terms accelerates vesting in connection with such holder being or becoming a Terminated Service Provider (it being understood that this clause (y) shall not affect the terms upon which awards accelerate under the terms thereof).

(jj)    “Compliant” means, with respect to the Requested Information, that (i) the Requested Information delivered pursuant to clause (iii) of the definition of “Requested Information” is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading; (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Requested Information; and (iii) the Company has not been informed by such auditors that it is required to restate, and the Company has not restated, any audited or unaudited financial statements included in the Requested Information or announced any intention to restate or that such restatement is under consideration or may be a reasonable possibility; provided that if any such restatement occurs, the Requested Information shall be deemed Compliant if and when such restatement has been completed and the relevant financial statements have been amended (so long as the Company does not subsequently restate the relevant financial statements included in such Requested Information).

(kk)    “Confidentiality Agreement” means the confidentiality letter agreement, dated September 15, 2016, between the Company and Parent.

(ll)    “Consent” means any consent, approval, clearance, waiver, Permit or order.

(mm)    “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(nn)    “Contract” means any written contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument.

(oo)    “Credit Agreement” means the Credit Agreement, dated January 9, 2013, by and among the Company, the guarantors named therein, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Silicon Valley Bank, as syndication agent, the other lenders named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated as sole lead arranger and sole book manager, as amended.

(pp)    “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(qq)    “DGCL” means the General Corporation Law of the State of Delaware.

(rr)    “DOJ” means the United States Department of Justice or any successor thereto.

(ss)    “DTC” means the Depository Trust Company.

(tt)    “Environmental Law” means all applicable federal, national, state, provincial or local Laws, issued or promulgated by any Governmental Authority, relating to pollution, worker health and safety with respect to exposure to Hazardous Substance, and protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(uu)    “ERISA” means the Employee Retirement Income Security Act of 1974.

(vv)    “ESPP” means the Company’s 2012 Employee Stock Purchase Plan.

(ww)    “Exchange Act” means the Securities Exchange Act of 1934.

(xx)    “Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Price by (ii) the Parent Stock Price.

(yy)    “Financing” means the debt financing incurred or intended to be incurred pursuant to the Financing Letters (as amended, replaced, supplemented, or modified in accordance with this Agreement), including the offering of debt securities described therein.

(zz)    “Financing Sources” means the Persons that have committed to provide, arrange or underwrite the Financing or alternative debt financings in connection with the Merger, including pursuant to any joinder agreements, purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, and their respective successors and permitted assigns; it being understood that Parent and Merger Sub shall not be Financing Sources for any purposes of this Agreement.

(aaa)    “Financing Source Related Parties” means Financing Sources, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

(bbb)    “FTC” means the United States Federal Trade Commission or any successor thereto.

(ccc)    “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ddd)    “Government Contract” means any Contract between, on the one hand, the Company or any of its Subsidiaries and, on the other hand: (i) any Governmental Authority; (ii) any prime contractor to any other Governmental Authority; or (iii) any subcontractor with respect to any Contract described in clauses (i) or (ii).

(eee)    “Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(fff)    “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(ggg)    “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products.

(hhh)    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(iii)    “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software; (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(jjj)    “Intellectual Property” means (i) Intellectual Property Rights and (ii) Technology.

(kkk)    “Intellectual Property Rights” means the rights associated with or arising under any of the following anywhere in the world: (i) patents and applications therefor (“Patents”); (ii) other similar rights in inventions and discoveries; (iii) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world and other similar rights in works of authorship, including “moral rights” (“Copyrights”); (iv) trademarks, trade names, logos, and service marks, and trademark and service mark registrations and applications therefor (“Marks”); (v) trade secrets rights and corresponding rights in confidential business and technical information and know-how (“Trade Secrets”); (vi) domain name registrations, and (vii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(lll)    “Intentional Breach” means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause a material breach of this Agreement.

(mmm)    “Intervening Event” means any Effect that (i) as of the date of this Agreement was not known to the Company Board, or the material consequences of which (based on facts known to the members of the Company Board as of the date of this Agreement) were not reasonably foreseeable as of the date of this Agreement; and (ii) does not relate to an Acquisition Proposal.

(nnn)    “IRS” means the United States Internal Revenue Service or any successor thereto.

(ooo)    “Knowledge” of a Person, with respect to any matter in question, means, (i) with respect to the Company, the actual knowledge as of the date of this Agreement of the individuals set forth on Section 1.1(ooo) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge of the individuals disclosed by Parent in writing on the date hereof, in each case after reasonable inquiry of those employees of the Company or Parent, as the case may be, who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving the Company Intellectual Property, Knowledge does not require the Company, or any of its directors, officers or employees, to have conducted or have obtained any freedom to operate opinions or any Patent, Mark or other Intellectual Property clearance searches. If not conducted or obtained, no knowledge of any Patents, Marks or other Intellectual Property of any third Person that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(ppp)    “Law” means any statute, law (including common law), ordinance, rule, regulation or stock exchange listing requirement.

(qqq)    “Legal Proceeding” means any claim, action, charge, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(rrr)    “Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(sss)    “Material Contract” means any of the following Contracts (other than a Company Benefit Plan):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) the IP Contracts;

(iii) any Contract containing any covenant limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, or which grants to any third Person any exclusivity with respect to any geographic territory, any customer, or any market, product or service or Company Intellectual Property, other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iv) any licensing, purchasing, distribution or reseller Contract, as the case may be, with a Large Customer, Large Supplier or Large Reseller;

(v) any Contract granting the Company or any of its Subsidiaries the right to market, distribute or resell any Technology, products or services of any third Person, other than as would not reasonably be material to the Company and its Subsidiaries, taken as a whole;

(vi) any Government Contract that is currently in effect or is outstanding or within the past 12 months has been in effect or outstanding that is either (A) material to the Company or (B) under which non-compliance would reasonably be expected to be material to the Company;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries agrees to provide “most favored nation” pricing or terms to any Person with respect to the sale, distribution, license or support of any Company Products;

(viii) any Contract relating to the disposition or acquisition of material assets by the Company or any of its Subsidiaries after the date of this Agreement other than in the ordinary course of business;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) pursuant to the Credit Agreement; (C) loans to Subsidiaries of the Company in the ordinary course of business; and (D) extensions of credit to customers in the ordinary course of business;

(x) any Lease or Sublease set forth in Section 3.14(b) of the Company Disclosure Letter or Section 3.14(c) of the Company Disclosure Letter; and

(xi) any Contract that involves a joint venture or partnership.

(ttt)    “Most Recent Company Balance Sheet” means the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2016.

(uuu)    “NASDAQ” means the Nasdaq Global Select Market.

(vvv)    “NYSE” means the New York Stock Exchange.

(www)    “Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

(xxx)    “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(yyy)    “Parent Stock Price” means the volume-weighted average of the trading prices of the shares of Parent Common Stock on the NASDAQ (as reported by Bloomberg L.P., or, if not reported thereby, any other authoritative source), for the ten trading days ending with, and including, the trading day that is the Closing Date.

(zzz)    “Permit” means any permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities.

(aaaa)    “Permitted Lien” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) third Person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into the ordinary course of business under which there exists no material default; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other encumbrances of any type), in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy of the real property subject thereto; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Recent SEC Reports; (ix) non-exclusive licenses to Company Intellectual Property entered into in the ordinary course of business; (x) any other Liens that are not material, do not secure a liquidated amount, and have been incurred or suffered in the ordinary course of business; (xi) statutory, common law or contractual Liens of landlords under Leases or Liens against the fee interests of the landlord or owner of any Company properties unless caused by the Company or any of its Subsidiaries, unless the Company has Knowledge that such Liens would or are reasonably likely to adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; and (xii) restrictions on transfer of securities imposed by applicable securities Laws.

(bbbb)    “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(cccc)    “Registered Intellectual Property” means all (i) Patents; (ii) registered Marks; and (iii) registered Copyrights.

(dddd)    “Requested Information” means (i) audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of the Company for each of the three most recently ended fiscal years of the Company that have ended at least 60 days prior to the Closing Date; (ii) unaudited consolidated balance sheets and related unaudited consolidated statements of operations, comprehensive income and cash flows of the Company for each subsequent interim quarterly period of the Company that has ended at least 40 days prior to the Closing Date (and comparable periods for the prior fiscal year), in the case of each of clauses (i) and (ii), prepared in accordance with GAAP and meeting the Requirements of Regulation S-X under the Exchange Act as would be applicable to an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, as applicable; and (iii) (A) financial data, audit reports and other information regarding the Company and its Subsidiaries (including information and disclosures regarding their businesses and operations) of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1, but limited to the type and form customarily included in an offering memorandum with respect to private placements of debt securities under Rule 144A of the Securities Act for similar issuers in similar industries and subject to exceptions customary for a Rule 144A offering involving high yield debt securities for similar issuers in similar industries; (B) assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made, all other data that would be necessary for the underwriters or initial purchasers to receive customary “comfort” (including as to “negative assurance” comfort and change period) from the Company’s independent accountants in connection with the offering(s) of debt securities contemplated by the Financing Letters; (C) revenues, net income, income (loss) from operations, EBITDA, total assets and total liabilities for (and as of the end of) the most recently completed fiscal year and, if quarterly financial statements are available, fiscal quarter, for which financial statements are included in the Requested Information with respect to entities that are guarantors and those that are non-guarantors under the Financing; and (D) customary “flash” or “recent development” information with respect to revenues, net income, income (loss) from operations and EBITDA (which may be provided in a reasonable range or estimate and may be provided on a non-GAAP basis) for the completed 12-month periods ended December 31, 2016, and, if the Closing does not occur by April 20, 2017, for the completed three-month period ended March 31, 2017. Notwithstanding anything to the contrary in clauses (i), (ii) or (iii) in the preceding sentence, nothing shall require the Company to provide (or be deemed to require the Company to prepare) (1) financial statements or information required by Rules 3-10 or 3-16 of Regulation S-X; (2) Compensation Discussion and Analysis otherwise required by Regulation S-K Item 402(b); (3) pro forma financial statements (it being understood that the Company shall be required to provide underlying historical financial and other historical information of the Company reasonably necessary to prepare such pro forma financial statements for historical periods); (4) description of all or any portion of the Financing, including any “description of notes” and uses of funds received from the Financing; (5) risk factors relating to all or any component of the Financing; or (6) other information customarily excluded from a Rule 144A offering memorandum, to consummate the offering(s) of debt securities described in the Financing Letters.

(eeee)    “Sanctioned Country” means, at any time, a country or territory that is itself the subject or target of any Sanctions (including Cuba, Iran, North Korea, Sudan and Syria).

(ffff)    “Sanctioned Person” means, at any time (i) any Person listed on the OFAC Specially Designated Nationals and Blocked Persons List, Commerce’s Denied Persons List or Entity List, and the State Department’s Debarred List or other similar lists maintained by applicable jurisdictions, (ii) any Person located, organized or resident in a Sanctioned Country or (iii) any Person owned 50% or more or otherwise controlled by any such Person or Persons described in clause (i) and (ii).

(gggg)    “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC), the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

(hhhh)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(iiii)    “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(jjjj)    “Securities Act” means the Securities Act of 1933.

(kkkk)    “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(llll)    “Superior Proposal” means any written Acquisition Proposal that was not solicited in breach of Section 5.3 for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account (i) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), including the (A) identity of the Person making the proposal; (B) likelihood of consummation in accordance with the terms of such proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(mmmm)    “Tax” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, payroll, employment, unemployment, disability, license, severance, alternative minimum, estimated or other tax, custom, tariff, impost, levy, duty, fee or other like assessment or charge of any kind imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

(nnnn)    “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with any Governmental Authority relating to Taxes.

(oooo)    “Technology” means all tangible (including electronic) items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived, including (i) works of authorship, including all written, audio and visual materials and computer programs (whether in source code or in executable code form) and the related architecture and documentation; (ii) inventions (whether or not patentable), discoveries and improvements; (iii) proprietary and confidential information, trade secrets and know how; (iv) databases, data compilations, data feeds and data collections, and customer and technical data; (v) methods and processes; and (vi) devices, prototypes, designs and schematics.

(pppp)    “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates or directors or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing.

Section 1.2.    Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternate Financing	Section 6.5(d)
Alternative Acquisition Agreement	Section 5.3(a)
Antitrust Required Action	Section 6.2(b)
Antitrust Restraint	Section 6.2(b)
Certificates	Section 2.9(c)(i)
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company Board Recommendation	Section 3.3
Company Board Recommendation Change	Section 5.3(c)(i)
Company Disclosure Letter	Article III
Company Plans	Section 6.11(c)
Company Privacy Policy	Section 3.16(n)
Company Proprietary Technology	Section 3.16(i)
Company PRSA	Section 2.8(e)
Company Related Parties Company SEC Reports	Section 8.3(e) Section 3.9
Company Securities	Section 3.7(c)
Company Stockholder Meeting	Section 6.4(a)
Company Vested RSU Consideration	Section 2.8(c)
Copyrights	Section 1.1(jjj)
Data and Privacy Laws	Section 3.16(n)
Director Option	Section 2.8(f)(i)

Term	Section Reference
Director RSU Dissenting Company Shares	Section 2.8(f)(ii) Section 2.7(d)(i)
DTC Payment	Section 2.9(d)
Effect	Section 1.1(s)
Effective Time	Section 2.2
Electronic Delivery	Section 9.12
ERISA Affiliate	Section 1.1(n)
Exchange Fund	Section 2.9(b)
Fee Letter	Section 4.9(a)
Financing Letters	Section 4.9(a)
Financing Reduction Exception FTC Order	Section 6.5(a) Section 3.16(n)
Indemnified Persons	Section 6.10(a)
International Employee Plans	Section 3.19(a)
IP Contracts	Section 3.16(j)
Large Customer	Section 3.17(a)
Large Reseller	Section 3.17(c)
Large Supplier	Section 3.17(b)
Lease	Section 3.14(b)
Leased Real Property	Section 3.14(b)
Marks	Section 1.1(jjj)
Maximum Annual Premium	Section 6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Financing Letters	Section 6.5(d)
New Plans	Section 6.11(d)
Notice Period	Section 5.3(d)(ii)(3)
OFAC	Section 3.22(c)
Old Plans	Section 6.11(d)
Open Source Technology	Section 3.16(i)
Other Required Company Filing	Section 6.3(e)
Other Required Parent Filing	Section 6.3(f)
Owned Company Shares	Section 2.7(a)(ii)
Parent	Preamble
Parent Plans	Section 6.11(c)
Party	Preamble
Patents	Section 1.1(jjj)
Payment Agent	Section 2.9(a)
Per Share Price	Section 2.7(a)(iii)
Proxy Statement	Section 6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations Replacement Financing Letter Representatives	Section 6.6(f) Section 5.3(a) Section 5.3(a)
Required Amount	Section 4.9(c)

Term	Section Reference
Requisite Stockholder Approval	Section 3.4
State Department	Section 3.22(c)
Sublease	Section 3.14(c)
Surviving Corporation	Section 2.1
Tail Policy	Section 6.10(c)
Terminated Service Provider	Section 1.1(hh)
Termination Date	Section 8.1(c)
Termination Fee	Section 8.3(b)(i)
Trade Secrets	Section 1.1(jjj)
Uncertificated Shares	Section 2.9(c)(ii)
Unvested Consideration	Section 2.7(c)
Vested Option Consideration	Section 2.8(a)

Section 1.3.    Certain Interpretations.

(a)    References to this Agreement. Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable.

(b)    Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)    Neither, etc. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)    Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)    Dollars. When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)    Gender and Number. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(g)    References to Parties. When reference is made to any party to this Agreement or any other agreement or document, such reference includes that party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)    References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)    Legislation. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(j)    Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(k)    Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(l)    Calculation of Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, then the period in question will end on the next Business Day. The measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m)    Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)    Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(o)    No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed.

(p)    No Reliance on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)    Made Available. Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been, at least 12 hours prior to the execution and delivery of this Agreement, (i) posted and available to Parent or its Representatives in the virtual data room managed by the Company at www.rrdvenue.com; or (ii) delivered or provided to Parent or its Affiliates or Representatives.

Section 1.4.    Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate and appropriate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

ARTICLE II

THE MERGER

Section 2.1.    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the surviving corporation of the Merger and a Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.”

Section 2.2.    The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”).

Section 2.3.    Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., Pacific time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, CA 94304 (or remotely via the electronic exchange of documents), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the second Business Day after the satisfaction or waiver (to the extent permitted under this Agreement) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under this Agreement) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing; provided that, notwithstanding the foregoing, (x) in no event shall Parent be obligated to consummate the Closing prior to January 31, 2017 and (y) if Parent has not timely received the Requested Information or the Requested Information is not Compliant, then Parent shall not be obligated to consummate the Closing until five Business Days after the date that Parent has received all information required under clauses (i) and (ii) of the definition of “Requested Information” (assuming for the purpose of the definition of “Requested Information” as used in this clause (y) that the Closing Date referenced therein is the date of receipt by Parent of such information) during which five Business Day-period such information is and remains Compliant (as such term is defined in clauses (ii) and (iii) of the definition thereof). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.4.    Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5.    Certificate of Incorporation and Bylaws.

(a)    Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10, the Charter will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, except that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “LifeLock, Inc.”

(b)    Bylaws. At the Effective Time, subject to the provisions of Section 6.10, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 2.6.    Directors and Officers.

(a)    Directors. The Parties will take all necessary actions so that at the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)    Officers. The Parties will take all necessary actions so that at the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

Section 2.7.    Effect on Capital Stock.

(a)    Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement (including Section 2.12), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of the Company, Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $24.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(b)    Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c)    Company Unvested Shares. The payment of cash pursuant to Section 2.8(g) in exchange for Company Unvested Shares shall be subject to the same restrictions and vesting arrangements that were applicable to such Company Unvested Shares immediately prior to the Effective Time. Accordingly, cash otherwise payable or issuable pursuant to Section 2.8(g) in exchange for the Company Unvested Shares issued and outstanding immediately prior to the Effective Time (“Unvested Consideration”) shall be retained by Parent and shall not be payable by Parent at the Effective Time, and shall instead become payable by Parent on, and only upon the occurrence of the date that such Company Unvested Shares would have become vested under the vesting schedule in place for such Company Unvested Shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule and giving effect to any agreement between the applicable Continuing Employee and Parent). Parent will make all such required payments to holders of Unvested Consideration no later than the last day of the calendar month in which such Unvested Consideration would have become vested under the original vesting schedule and in its discretion may make such payments through a paying agent authorized by Parent to administer such payments on Parent’s behalf. All amounts payable pursuant to Section 2.8(g) shall be subject to any required payroll and income tax withholding and shall be paid without interest. No Unvested Consideration, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any liability of such Person, prior to the distribution to such Person of such Unvested Consideration in accordance with this Agreement.

(d)    Statutory Rights of Appraisal.

(i) Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who have (A) neither voted in favor of the adoption of this Agreement nor consented thereto in writing and (B) properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this

Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9.

(ii) Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

Section 2.8.    Equity Awards.

(a)    Company Vested Stock Options. Parent will not assume any Company Vested Stock Options. As of the Effective Time, each Company Vested Stock Option outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive cash amount(s), without interest, equal to the product obtained by multiplying: (i) the total number of shares of Company Common Stock issuable upon exercise in full of such Company Vested Stock Option by (ii) the excess, if any, of the Per Share Price over the exercise or purchase price per share, if any attributable to such Company Vested Stock Option (the “Vested Option Consideration”). Notwithstanding the foregoing, with respect to any Company Vested Stock Options for which the exercise price per share attributable to such Company Vested Stock Options is equal to or greater than the Per Share Price, such Company Vested Stock Options will be cancelled without any cash payment being made in respect thereof and Parent will not assume any such Company Vested Stock Option. The payment of the Vested Option Consideration will be subject to withholding for all required Taxes.

(b)    Company Unvested Stock Options. Except as set forth in Section 2.8(f) below, as of the Effective Time, each Company Unvested Stock Option outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and shall be converted into and become an option to acquire Parent Common Stock, on the same terms and conditions as were applicable under the Company Unvested Stock Option immediately prior to the Effective Time, except as follows:

(i) (x) the number of shares of Parent Common Stock subject to each Company Unvested Stock Option assumed by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Unvested Stock Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (y) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Unvested Stock Option assumed by Parent shall be determined by dividing the applicable per share exercise price of such Company Unvested Stock Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(ii) Any restriction on the exercise of any Company Unvested Stock Option assumed and converted by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Unvested Stock Option shall otherwise remain unchanged as a result of the assumption of such Company Unvested Stock Option, in each case except to the extent otherwise provided in any Company Stock Plan, or any stock option, employment, change of control or other plan or agreement between the holder of a Company Unvested Stock Option and the Company.

(c)    Company Vested RSUs. Parent will not assume any Company Vested RSUs. As of the Effective Time, each Company Vested RSU outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof be cancelled and converted into the right to receive cash amount(s), without interest, equal to the product obtained by multiplying: (i) the total number of shares of Company Common Stock subject to the Company RSU award by (ii) the excess, if any, of the Per Share Price over the exercise or purchase price per share, if any, attributable to such Company Stock-Based Award (the “Company Vested RSU Consideration”). The payment of the Company Vested RSU Consideration will be subject to withholding for all required Taxes.

(d)    Company Unvested RSUs. Except as set forth in Section 2.8(f) below, as of the Effective Time, each Company Unvested RSU outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof be assumed by Parent and shall be converted into a right to receive, on the same terms and conditions as were applicable under the Company Unvested RSU immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that were subject to such Company Unvested RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock. Any restriction on the settlement of any Company Unvested RSU assumed by Parent shall continue in full force and effect and the term, settlement terms, vesting schedule and other provisions of such Company Unvested RSU shall otherwise remain unchanged as a result of the assumption and conversion of such Company Unvested RSU, in each case except to the extent otherwise provided in any Company Stock Plan, or any restricted stock unit, employment, change of control or other plan or agreement between the holder of a Company Unvested RSU and the Company.

(e)    Company Performance-Based Restricted Stock Awards. Each Company Restricted Stock Award with performance-based vesting (a “Company PRSA”) outstanding immediately prior to the Effective Time will be treated (x) in the same manner as Company Unvested Shares with respect to each share of Company Common Stock subject to the Company PRSA and (y) in accordance with the Notice of Grant of Performance-Based Restricted Stock Award

and the Performance-Based Restricted Stock Agreement governing such award and any employment, change of control or other plan or agreement between the holder of the Company PRSA and the Company.

(f)    Company Stock Options and Company RSUs Held By Non-Employee Directors. Notwithstanding anything to the contrary in this Section 2.8 or otherwise in this Agreement, Parent will not assume any Company Stock Options or Company RSUs that are held by any individual who is a non-employee director of the Company as of the Closing Date.

(i) As of the Effective Time, each Company Stock Option, whether vested or unvested, that is held by a non-employee director as of the Closing Date (a “Director Option”), and that is outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive cash amount(s), without interest, equal to the product obtained by multiplying: (i) the total number of shares of Company Common Stock issuable upon exercise in full of such Director Option by (ii) the excess, if any, of the Per Share Price over the exercise or purchase price per share, if any, attributable to such Director Option. For the avoidance of doubt, with respect to any Director Options for which the exercise price per share attributable to such Director Options is equal to or greater than the Per Share Price, such Director Options will be cancelled without any cash payment being made in respect thereof and Parent will not assume any such Director Options. The payment with respect to such Director Options will be subject to withholding for all required Taxes.

(ii) As of the Effective Time, each Company RSU, whether vested or unvested, that is held by a non-employee director of the Company as of the Closing Date (a “Director RSU”) and that is outstanding immediately prior to the Effective Time will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof be cancelled and converted into the right to receive cash amount(s), without interest, equal to the product obtained by multiplying: (i) the total number of shares of Company Common Stock subject to the Director RSU award by (ii) the excess, if any, of the Per Share Price over the exercise or purchase price per share, if any, attributable to such Director RSU. The payment with respect to such Director RSUs will be subject to withholding for all required Taxes.

(g)    Payment Procedures. On the Closing Date or as soon as practicable thereafter (at the date of the Surviving Corporation’s first regularly scheduled payroll after the Effective Time, if practicable, and in no event later than the date of the Surviving Corporation’s second regularly scheduled payroll after the Effective Time), Parent or the Surviving Corporation shall cause the applicable former holders of Company Stock-Based Awards and Company Options to receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such former holders in respect of Company Stock-Based Awards or Company Options that are cancelled and converted pursuant to Section 2.8(a) or Section 2.8(c), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of Company Stock-Based Awards or Company Options pursuant to Section 2.8(a) or Section 2.8(c), as applicable, cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event more than ten Business Days thereafter).

(h)    Further Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.8(a) through Section 2.8(e). The Company shall take all actions which are necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Capital Stock to any Person pursuant to or in settlement of any Company Options or Company Stock-Based Awards.

(i)    Parent Actions Related to Assumed Awards. Parent will take such actions as are reasonably necessary, if any, to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon exercise or settlement of the assumed Company Unvested Stock Options and assumed Company Unvested RSUs. As soon as practicable after the Effective Time (but in no event later than 10 Business Days after the Effective Time), to the extent the assumed Company Unvested Stock Options and assumed Company Unvested RSUs are not already registered by Parent under the Securities Act, Parent will cause to be filed with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to the assumed Company Unvested Stock Options and assumed Company Unvested RSUs. Parent will use the same level of efforts that it uses to maintain the effectiveness of its other registration statements on Form S-8 to maintain the effectiveness of such registration statement(s) for so long as any assumed Company Unvested Stock Options or assumed Company Unvested RSUs remain outstanding.

(j)    Treatment of Employee Stock Purchase Plan. Prior to the date of this Agreement, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that participation in the ESPP shall be limited to those employees who were participants on the date hereof and each individual participating in the Purchase Period (as defined in the ESPP) in progress on the date of this Agreement will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to the date of this Agreement; or (ii) make separate non-payroll contributions to the ESPP that has the effect of increasing his or her contribution rate in effect immediately prior to the date of this Agreement, except, in each case, as may be required by applicable Law. Prior to the date of this Agreement, the Company will take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause any Purchase Period that would otherwise be outstanding at the Effective Time to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any adjustments that are necessary or advisable to reflect the shortened Purchase Period, but otherwise treat such shortened Purchase Period as a fully effective and completed Purchase Period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further Purchase Period or offer period will commence pursuant to the ESPP after the date of this Agreement. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

Section 2.9.    Payment for Securities; Surrender of Certificates.

(a)    Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)    Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of shares of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c)    Exchange and Payment Procedures.

(i) Certificates. Promptly following the Effective Time, Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.7. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.11) for cancellation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Payment Agent in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof). The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of any holder of the Certificates on the amount payable upon the surrender of such Certificates pursuant to this Section 2.9(c)(i). Until so surrendered, the Certificates will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(ii) Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.7. In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of an Uncertificated Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price (less any applicable withholding Taxes payable in respect thereof). The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of any holder of the Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.9(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7(a). Any Per Share Price paid upon surrender of an Uncertificated Share will be deemed to have been paid in full satisfaction of all rights pertaining to such Uncertificated Share.

(d)    DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and DTC with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e)    Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the consideration payable pursuant to Section 2.7 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)    No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Uncertificated Shares have not been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate or Uncertificated Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g)    Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

Section 2.10.    No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with

Section 2.7 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(d)). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

Section 2.11.    Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.12.    Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Stock-Based Awards or Company Options such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.13.    Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2016, and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions

“Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; provided, that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7); or (b) as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1.    Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws. The Company is not in violation of the Charter or the Bylaws.

Section 3.2.    Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

Section 3.3.    Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)    Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and conditions set forth in this Agreement; (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholder Meeting; and (iv) resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”).

(b)    Fairness Opinion. The Company Board received the written opinion (or an oral opinion to be confirmed in writing) of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Company Common Stock (other than Parent or any Affiliate of Parent, if applicable) pursuant to this Agreement is fair from a financial point of view to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). A copy of such opinion shall be provided to Parent for informational purposes only promptly following the date of this Agreement.

(c)    Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.

Section 3.4.    Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

Section 3.5.    Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the loss of any benefit under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract or Company Benefit Plan; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, losses, terminations, accelerations or Liens that would not have or be reasonably expected to have a Company Material Adverse Effect.

Section 3.6.    Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or

(c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable rules of the NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Law; and (v) such other Consents the failure of which to obtain would not have or be reasonably expected to have a Company Material Adverse Effect.

Section 3.7.    Company Capitalization.

(a)    Capital Stock. The authorized capital stock of the Company consists of (i) 300,000,000 shares of Company Common Stock; and (ii) 10,000,000 shares of Company Preferred Stock. As of the Capitalization Date, (A) 94,262,360 shares of Company Common Stock were issued and outstanding (including Company PRSAs assuming the maximum level of performance); (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 7,202,578 shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Stock-Based Awards or Company Options included in the representation made in Section 3.7(b) and granted pursuant to the terms of such awards.

(b)    Stock Reservation. As of the Capitalization Date, the Company has reserved 29,052,857 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were outstanding (i) Company Stock-Based Awards representing the right to receive up to 3,160,881 shares of Company Common Stock (all of which are represented by Company RSUs); (ii) Company Options to acquire 13,065,828 shares of Company Common Stock with an exercise price per share less than the Per Share Price; and (iii) 4,654,407 shares of Company Common Stock reserved pursuant to the ESPP.

(c)    Company Securities. Except as specified in Section 3.7(a) and Section 3.7(b), as of the Capitalization Date there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities (including debt securities) convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital

Stock, the “Company Securities”); (vi) no voting agreements, voting trusts, stockholder agreements, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

(d)    Other Rights. The Company is not a party to, and does not otherwise have any Knowledge of, any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

Section 3.8.    Subsidiaries.

(a)    Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or license necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each Company Subsidiary, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect. Except for the Subsidiaries set forth on Section 3.8(a) of the Company Disclosure Letter, the Company does not directly or indirectly own shares of capital stock of, or other membership, partnership, joint venture or other equity or voting interest in, any Person or any other interests convertible into or exchangeable for shares of capital stock of, or other membership, partnership, joint venture or equity or voting interest in, any other Person.

(b)    Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c)    Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

Section 3.9.    Company SEC Reports. Since January 1, 2013, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

Section 3.10.    Company Financial Statements; Internal Controls; Indebtedness.

(a)    Company Financial Statements. The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows and stockholders’ equity for the periods referred to therein; and (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and of the published rules and regulations of the SEC with respect thereto. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)    Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2015. Since December 31, 2015 and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2016, and conclude, after such assessment, that such system was effective. Since January 1, 2013, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)    Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(d)    Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all outstanding Indebtedness of the Company and its Subsidiaries as of the date of this Agreement.

Section 3.11.    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or disclosed in the footnotes thereto, other than liabilities (a) reflected or otherwise reserved against in the Most Recent Company Balance Sheet (including the notes thereto); (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Company Balance Sheet; or (d) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12.    Absence of Certain Changes.

(a)    No Company Material Adverse Effect. Since January 1, 2016, through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business. Since the date of the Audited Company Balance Sheet through the date of this Agreement, no Effect has occurred that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(b)    Forbearance. Since January 1, 2016, through the date of this Agreement, the Company has not taken any action that would be prohibited by Section 5.2(a) (except for Section 5.2(a)(iii), Section 5.2(a)(ix), Section 5.2(a)(xiii) (other than clause (G) thereunder), Section 5.2(a)(xv) and, with respect to the foregoing sections, Section 5.2(a)(xvi)) if taken or proposed to be taken after the date of this Agreement. Since July 1, 2016, through the date of this Agreement, the Company has not taken any action, other than pursuant to the standard provisions set forth in the Company’s 2012 Incentive Compensation Plan, that would result in any severance, change in control or retention compensation, or acceleration, vesting or increase in benefits, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, either alone or upon the occurrence of any additional or subsequent events.

Section 3.13.    Material Contracts.

(a)    Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list, specified by the applicable clause of the definition of Material Contracts, of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound. The Company has made available to Parent true, correct and complete copies of all Material Contracts (including all material modifications, amendments and supplements thereto).

(b)    Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that, individually or in the aggregate, would not have a Company Material

Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Material Contract, except for such notices to terminate, not renew, or renegotiate with respect to matters that, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.14.    Real Property.

(a)    Owned Real Property. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b)    Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of $50,000.00 base rent payable annually (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each material amendment thereto. The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto).The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease.

(c)    Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements in excess of $50,000.00 base rent payable annually (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, of the Leased Real Property. With respect to each of the Subleases, the other party to such Sublease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default under any Sublease.

Section 3.15.    Environmental Matters. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (a) has received any written notice alleging that the Company or any Subsidiary has violated any applicable Environmental Law; (b) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances in violation of any applicable Environmental Law; (c) has exposed any employee to Hazardous Substances in violation of any applicable Environmental Law; or (d) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law.

Section 3.16.    Intellectual Property.

(a)    Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Company Registered Intellectual Property and, as applicable, for each item of Company Registered Intellectual Property (i) the application and registration number, filing and registration/issuance date, and filing jurisdiction, and (ii) any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property (other than ordinary course proceedings and actions before the United States Patent and Trademark Office or equivalent authority related to the issuance and registration of Registered Intellectual Property). The Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. Without limiting the generality of the foregoing, to the Knowledge of the Company, with respect to each item of material Company Registered Intellectual Property: (A) all necessary application, registration, maintenance and renewal fees have been timely paid to, and, to the Knowledge of the Company, all necessary documents and certificates have been timely filed with, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, (B) each such item is currently in compliance with formal legal requirements and (C) each such item is sustaining, and except with respect to applications, to the Knowledge of the Company, valid and enforceable, other than as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)    No Order. No material Company Intellectual Property is subject to any Legal Proceeding or outstanding order against the Company, prohibiting or materially restricting the Company from using, transferring, or licensing thereof, except for any such prohibitions or restrictions that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c)    Title to Intellectual Property. The Company or any of its Subsidiaries is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). Neither the Company nor any of its Subsidiaries has transferred to any third Person ownership of any material Company Intellectual Property that is or, as of the time of such transfer, was material to the Company or any Subsidiary of the Company.

(d)    Effects of Transaction. Neither this Agreement nor the consummation of the Merger, will cause: (i) the Company or any of its Subsidiaries to grant to any third Person any right to or with respect to any material Company Intellectual Property, (ii) the Company or any of its Subsidiaries to be bound by, or subject to, any non-compete or other similar restriction on the operation or scope of their respective businesses (excluding any non-compete or other similar restriction that arises from any agreement to which Parent or its Affiliates is a party but none of the

Company or its Subsidiaries are parties), (iii) the Company or any of its Subsidiaries to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the Merger, or (iv) the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Company Intellectual Property, or material Intellectual Property of a third Person, in each case, that would be material to the Company and its Subsidiaries, taken as a whole.

(e)    Claims Against Third Parties. Since January 1, 2014, neither the Company nor any of its Subsidiaries has brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Authority, or arbitral tribunal against any Person with respect to any Company Intellectual Property that remain outstanding as of the date hereof or have been resolved since the Most Recent Balance Sheet Date. Since January 1, 2014, to the Knowledge of the Company, no third Person has infringed or misappropriated any Company Intellectual Property other than as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f)    Proprietary Information Agreements. The Company and its Subsidiaries have and enforce a policy requiring each employee, consultant, and contractor who has been involved in the creation, invention or development of material Intellectual Property for or on behalf of the Company or any of its Subsidiaries to execute a valid and enforceable written assignment of rights to the Company or one of its Subsidiaries. Without limiting the generality of the foregoing, all material Company Intellectual Property produced, created, invented or developed by the Company’s current and former employees, consultants and contractors, during the period of their employment or within the scope of their contracting or consulting relationship, as the case may be, with the Company or its Subsidiaries has been fully assigned and transferred solely to the Company or its Subsidiaries.

(g)    Confidentiality Protection. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has taken reasonable steps to protect the confidentiality of its material confidential information and material Trade Secrets that it intends to maintain confidential (except for the disclosure, in the ordinary course of business, of information formerly held as trade secrets), and the confidential information provided to the Company or its Subsidiaries by a third Person that the Company and its Subsidiaries have a contractual obligation to maintain confidential.

(h)    Government Funding. No funding, facilities or resources of any Governmental Authority or university, college or other educational institution or research center were used in the development of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries is a member or promoter of, or a contributor to, any industry standards body or similar organization that compels the Company or such Subsidiary to grant or offer to any third Person any license or right to material Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or contractor of the Company or any of its Subsidiaries who created or developed any material Company Intellectual Property was performing services for any Governmental Authority, or for a university, college or other educational institution or research center, during the period of time during which such employee, consultant or independent contractor was creating or developing such material Company Intellectual Property for the Company or any of its Subsidiaries.

(i)    Open Source Technology. The Company and its Subsidiaries have not incorporated into or distributed with any Company Product or Company-Owned Technology any software or other Technology that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any license that is approved by the Open Source Initiative (www.opensource.org/licenses) (collectively, “Open Source Technology”) in a manner that, with respect to Company-Owned Technology that is, and the confidentiality of which is, material to the business of the Company and its Subsidiaries (“Company Proprietary Technology”), would (i) require disclosure or distribution of such Company Proprietary Technology in source code form, (ii) require the licensing of such Company Proprietary Technology or associated Company-Owned Intellectual Property Rights for the purpose of making derivative works thereof or (iii) impose any material restriction on the consideration to be charged for the distribution of such Company Proprietary Technology or Company-Owned Intellectual Property Rights. The Company and each of its Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology, other than as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(j)    IP Contracts. Section 3.16(j) of the Company Disclosure Letter sets forth a complete and accurate list of material Contracts in effect as of the date of this Agreement (i) pursuant to which the Company or any of its Subsidiaries has granted a license to a third Person under (A) any Patent or (B) any other material Company Intellectual Property, other than any non-disclosure agreements, non-exclusive licenses granted by the Company in the ordinary course of business or in connection with the provision or sale of any Company Product, and other licenses entered in the ordinary course of business, in each case that do not grant any rights with respect to material source code included in the Company-Owned Technology; or (ii) pursuant to which a third Person has licensed any Intellectual Property to the Company or any of its Subsidiaries that is material to the operation of the business of the Company or its Subsidiaries taken as a whole, excluding any (A) non-disclosure agreements; (B) non-exclusive licenses or related services Contracts for commercially available Technology; (C) any licenses to software and materials licensed as open-source, public-source or freeware; and (D) Contracts with employees or independent contractors for the assignment of, or license to, any Intellectual Property, in each case entered into in the ordinary course of business (all such Contracts that are, or are required to be, listed under clauses (i) and (ii) of this Section 3.16(j), the “IP Contracts”).

(k)    Source Code Escrow. Neither the Company or any of its Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any third Person, or permitted the disclosure or delivery to any escrow agent of, any material source code for any Company Product or other material Company-Owned Technology, except for disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for the Company or any Subsidiary. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the consummation of the Merger will not under any IP Contract result in the release from escrow of any material source code included in the Company’s products or services or material Company-Owned Technology.

(l)    No Infringement. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or misappropriate, and has not infringed or misappropriated, the Intellectual Property Rights of any third Person in a manner that has or would reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(m)    No Notice of Infringement. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any third Person alleging that the conduct of the business of the Company or its Subsidiaries infringe or misappropriate the Intellectual Property of any third Person that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(n)    Privacy and Data Security. The Company is currently in compliance with the injunctive provisions and obligations imposed on it by the February 23, 2010 order and the December 22, 2015 order entered by the United States District Court for the District of Arizona in the matter of Federal Trade Commission v. LifeLock, Inc., as amended by the Court’s January 4, 2016 order (together, the “FTC Order”), and has not since January 4, 2016 been informed by the FTC that it is not in compliance with the FTC Order or received any correspondence from the FTC relating to any such noncompliance. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries (i) has adopted and published from time to time privacy policies describing its collection, use and transfer of personal information about users of its products and services (each, a “Company Privacy Policy”); (ii) is in compliance in all material respects with (A) each applicable Company Privacy Policy and (B) all applicable Laws and regulations pertaining to privacy and personally identifiable information of the users of its products and services (“Data and Privacy Laws”); (iii) maintains a documented information security program designed to protect the security, confidentiality, and integrity of personal information collected from or about consumers; and (iv) takes commercially reasonable steps to protect such personally identifiable information maintained on its systems from unauthorized third-party access and acquisition. Except as would not be reasonably expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company as of the date of this Agreement, the Company and each of its Subsidiaries has not at any time since January 1, 2015, suffered any security breach of any of its systems resulting in any third-party access to, or acquisition of any personally identifiable information of the users of its products and services stored on such systems. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Merger will not result in the Company or any of its Subsidiaries being in breach of any Data and Privacy Laws.

Section 3.17.    Customers; Suppliers; Resellers.

(a)    Large Customers. Section 3.17(a) of the Company Disclosure Letter identifies the 20 largest customers of the Company by revenue for the 9 months ended on the date of the Most Recent Company Balance Sheet (the “Large Customers”). Neither the Company nor any of its

Subsidiaries has received written notice from any Large Customer indicating that any such Large Customer intends to terminate or materially diminish its purchases from the Company and its Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Customer.

(b)    Large Suppliers. Section 3.17(b) of the Company Disclosure Letter identifies the 20 largest suppliers (including suppliers of data) of the Company and its Subsidiaries by aggregate purchases for the 9 months ended on the date of the Most Recent Company Balance Sheet receiving fees in excess of $500,000 in the aggregate (the “Large Suppliers”). Neither the Company nor any of its Subsidiaries has received written notice from any Large Supplier indicating that any such Large Supplier intends to terminate or materially diminish its business relationship with the Company and its Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Suppliers.

(c)    Large Resellers. Section 3.17(c) of the Company Disclosure Letter identifies the 15 largest marketers, distributors or resellers of Company Products for the 6 months ended on June 30, 2016 (the “Large Resellers”). Neither the Company nor any of its Subsidiaries has received written notice from any Large Reseller indicating that any such Large Reseller intends to terminate or materially diminish its business relationship with the Company and its Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Reseller.

(d)    Conformance of Company Products. To the Knowledge of the Company, the Company Products conform in all material respects with the applicable contractual warranty commitments made by the Company or its Subsidiaries with respect thereto, other than as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, except as has not been or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there have been no failures, outages or unavailability of the hardware, software, networks, interfaces, web sites or related systems used in the delivery or operation of the Company Products in the conduct of business in the last 12 months.

Section 3.18.    Tax Matters.

(a)    Tax Returns, Payments and Reserves. Except as would not be material, the Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all material Tax Returns required to be filed by any of them; and (ii) paid, or have reserved in accordance with GAAP for the payment of, all material Taxes that are required to be paid. All material Tax Returns filed by the Company and each of its Subsidiaries before the Closing are, or will be, accurate and complete in all material respects. The most recent financial statements contained in the Company SEC Reports reflect a reserve in accordance with GAAP for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements. There are no Liens for material Taxes, other than Permitted Liens, on any assets of the Company or its Subsidiaries.

(b)    No Waivers. Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination described in Section 3.18 of the Company Disclosure Letter, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(c)    Withholding Taxes. Except as would not be material, the Company and each of its Subsidiaries has withheld with respect to their employees, contractors and other third Persons all amounts of Taxes required to be withheld under applicable Law, including United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar U.S. or foreign Taxes required to be withheld, and has timely paid over any amounts so withheld to the appropriate Governmental Authority.

(d)    No Audits. Section 3.18(d) of the Company Disclosure Letter sets forth all audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries during the past three years, and no deficiency in any material tax has been asserted or proposed in writing that has not been resolved and paid in full. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction.

(e)    Spin-offs. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(f)    No Listed Transactions. Neither the Company nor any of its Subsidiaries is or has been party to any “reportable transaction” or “listed transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation § 1.6011-4(b)(2).

(g)    Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

(h)    Other Matters. None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision or administrative rule of federal, state, local or foreign law) arising from a transaction consummated prior to the Closing; (iv) installment sale or open transaction disposition made prior to the Closing; and (v) prepaid amount received outside the ordinary course of business prior to the Closing.

Section 3.19.    Employee Plans.

(a)    Company Benefit Plans. Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Benefit Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the plan documents, summary plan descriptions and any summary of material modifications or amendments; (iv) any related trust agreements, insurance contract or other document related to funding or payment of benefits under such Company Benefit Plan; and (v) any notices to or from the IRS or any office or representative of the United States Department of Labor or any Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan. In addition, with respect to each Company Benefit Plan that is maintained primarily for the benefit of any current or former employee or director of the Company or its Subsidiaries based outside of the United States (the “International Employee Plans”), to the extent applicable, the Company has made available to Parent true, correct and complete copies of (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (2) any document comparable to the determination letter referenced pursuant to clause (B) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(b)    Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its Subsidiaries that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Company and of its Subsidiaries in the aggregate of incurring any such material liability.

(c)    Compliance. Each Company Benefit Plan has been maintained, funded, operated and administered in material accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS that the Company Benefit Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the Knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(d)    Company Benefit Plan Legal Proceedings. As of the date of this Agreement, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e)    No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any material Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f)    No Welfare Benefit Plan. No material Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law. No Company Benefit Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits to any Person upon or after his or her retirement or termination of employment for any reason, except as may be required Law.

(g)    Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, such as termination of employment) will result in the payment of any amount pursuant to agreements or arrangements in existence as of the date of this Agreement that, individually or in combination with any other such payment, would be characterized as a parachute payment within the meaning of Section 280G of the Code or not be deductible pursuant to Section 280G of the Code or result in an excise tax under 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

(h)    Section 409A. Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party has been operated and maintained in all material respects in accordance with Section 409A of the Code and applicable guidance thereunder, including the final regulations promulgated with respect thereto. Each Company Option has an exercise price that equals or exceeds the fair market value of a share of Company Common Stock as of the date of grant of such Company Option (and as of any later modification thereof within the meaning of Section 409A of the Code). With respect to each Company Option, each such grant was made in accordance with the terms of the applicable Company Stock Plan and in all material respects with all Laws.

(i)    International Employee Plans. Each International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable Laws. Furthermore, no International Employee Plan has unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. No condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(j)    Employee Terminations. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice that any employee at a level of vice president or above intends to terminate his or her employment with the Company or any of its Subsidiaries (either contingent or otherwise).

(k)    No New Company Benefit Plans. Neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect any Company Benefit Plan or establish any new employee benefit plan or to increase any benefits pursuant to any Company Benefit Plan.

Section 3.20.    Labor Matters.

(a)    Union Activities. Neither the Company nor any of its Subsidiaries is a party to, nor bound by, any collective bargaining agreement, labor union contract or trade union agreement. To the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No collective bargaining agreement, labor union contract or trade union agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries. There are no unfair labor practice claims or, to the Knowledge of the Company, complaints or union or works council representation questions, involving any current or former employee of the Company or any of its Subsidiaries that are existing or pending against the Company or any of its Subsidiaries, except as would not be material. All contractors, former individual contractors, leased employees, and individuals contracted through employment agencies who have provided services to the Company or any of its Subsidiaries have been correctly classified as independent contractors or other non-employees of the Company, as applicable, and would not reasonably be expected to be reclassified by any Governmental Authority as employees of the Company or any of its Subsidiaries.

(b)    Wage and Hour Compliance. The Company and its Subsidiaries have complied in all material respects with applicable Laws and orders with respect to employment (including applicable Laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining).

Section 3.21.    Permits. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. As of the date of this Agreement, the Company and its Subsidiaries are in compliance in all material respects with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened.

Section 3.22.    Compliance with Laws.

(a)    Generally. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with, has not violated and, since January 1, 2014 to the date hereof, has not received any written notices of non-compliance or violation or alleged non-compliance or violation with respect to, all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries. No representation or warranty is made in this Section 3.22(a) with respect to (a) compliance with Laws pertaining to privacy and personally identifiable information, which is exclusively addressed by Section 3.16(n); (b) compliance with applicable Tax laws, which is exclusively addressed by Section 3.18; (c) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.19; (d) compliance with labor law matters, which is exclusively addressed by Section 3.20; or (e) compliance with Laws pertaining to anti-corruption or sanctions, which is exclusively addressed in Section 3.22(b) and Section 3.22(c), respectively.

(b)    Anti-Corruption. Neither the Company, any of its Subsidiaries nor any of their respective directors, officers, employees, nor, to the Knowledge of the Company, any predecessors, joint venture partners, consultants, agents, representatives or any other Person acting on their behalf, has, directly or indirectly, (i) made, promised, offered, or authorized (A) any unlawful payment or the unlawful transfer of anything of value, directly or indirectly, to any government official, employee or agent, political party or any official of such party, or political candidate or (B) any unlawful bribe, rebate, influence payment, kickback or similar unlawful payment; or (ii) violated the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company or any of its Subsidiaries in any jurisdiction outside the United States.

(c)    Export Controls. Each of the Company and its Subsidiaries and, to the Knowledge of the Company, their employees, agents, representatives, consultants, distributors, resellers and subcontractors in their transactions conducted on behalf of the Company or any of its Subsidiaries, has complied with all applicable Laws relating to export and reexport control, including, as applicable, the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations maintained by the U.S. Department of State (the “State Department”), and any other applicable Sanctions. The Company represents that neither it or its Subsidiaries nor, to the Knowledge of the Company, their employees, agents, representatives, consultants, distributors, resellers and subcontractors in their transactions conducted on behalf of the Company or any of its Subsidiaries has, directly or indirectly, sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by applicable Laws of the United States, without obtaining any authorization from the competent Government Authorities that is required by applicable Law. Neither the Company, nor any of its Subsidiaries, nor any employees of the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any agents or resellers acting on behalf of the Company or any of its Subsidiaries is designated as a Sanctioned Person.

Section 3.23.    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b)    No Orders. Neither the Company nor any of its Subsidiaries is subject to any order of any kind or nature that materially impairs the Company’s or any of its Subsidiaries’ conduct of business or would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

Section 3.24.    Insurance.

(a)    Policies and Programs. Except as would not be material to the Company, each of the Company’s insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect. Within 15 Business Days of the Closing, the Company shall provide Parent a list of all current insurance policies.

(b)    No Cancellation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation or invalidation of, or premium increase with respect to, any such insurance policy other than in connection with ordinary renewals.

Section 3.25.    Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer, or any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 3.26.    Brokers. Except for the Company Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent, consultant or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

Section 3.27.    Exclusivity of Representations and Warranties.

(a)    No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i) None of Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by Parent or Merger Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Merger Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by Parent or Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)    No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1.    Organization; Good Standing.

(a)    Parent. Parent (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)    Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent is the sole record and beneficial stockholder of Merger Sub.

(c)    Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or bylaws.

Section 4.2.    Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

Section 4.3.    Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4.    Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NASDAQ; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Law; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.5.    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)    No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would have a Parent Material Adverse Effect.

Section 4.6.    Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers or Affiliates (a) has owned any shares of Company Capital Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the two years prior to the date of this Agreement.

Section 4.7.    Brokers. Except for financial advisors and investment bankers whose fees and expenses shall be borne solely by Parent, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

Section 4.8.    No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger.

Section 4.9.    Financing.

(a)    Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of executed commitment letters, dated as of the date of this Agreement, among Parent, Merger Sub and the lenders party thereto (together, as they may be amended, modified or replaced in accordance with Section 6.5(d) and together with all annexes, exhibits, schedules and other attachments thereto, the “Financing Letters”) pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement. Parent has also delivered to the Company a true, correct and complete copy of any fee letter (redacted in a customary manner only with respect to certain fees, flex terms and similar arrangements, so long as no redaction covers terms that would adversely affect the aggregate amount of net proceeds, conditionality, availability or termination of the Financing) in connection with the Financing Letters (any such letter, a “Fee Letter”).

(b)    No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified prior to the date of this Agreement; (ii) no such amendment or modification is contemplated (except (x) in connection with any amendments or modifications to effectuate any flex provisions contained in any Fee Letter as of the date hereof and (y) to add additional lenders and arrangers in respect of the Financing in accordance with the terms of the Financing Letters as of the date hereof that would not reasonably be expected to delay or prevent the Closing or Parent’s ability to consummate the Financing); and (iii) the respective commitments contained therein have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect (except in connection with any amendments, supplements or modifications to add additional lenders and arrangers in respect of the Financing in accordance with the terms of the Financing Letters as of the date hereof that would not reasonably be expected to delay or prevent the Closing or Parent’s ability to consummate the Financing). As of the date of this Agreement, there are no other Contracts, agreements, side letters or arrangements (except for customary fee credit letters and engagement letters that do not impact the conditionality, amount or availability of the Financing) to which Parent or Merger Sub is a party relating to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters and any Fee Letters.

(c)    Sufficiency of Funds. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, the net proceeds of the Financing, taken together with funds (including funds on hand) otherwise available to Parent, is sufficient to (i) make all cash payments contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and all other indebtedness, including, without limitation, any fees, outstanding pursuant to the Credit Agreement, if any, and (iii) pay all fees and expenses required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger and the Financing (the amount sufficient to make such payments, the “Required Amount”).

(d)    Validity. As of the date of this Agreement, the Financing Letters (in the forms delivered by Parent to the Company) are in full force and effect and constitute the legal, valid and binding obligations of Parent, Merger Sub and, to the Knowledge of Parent, the other parties thereto enforceable against Parent, Merger Sub and, to the Knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Other than as expressly set forth in the Financing Letters and any Fee

Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which Parent, Merger Sub or any of their respective Affiliates is a party. As of the date of this Agreement, , neither Parent nor, to the Knowledge of Parent, any counterparty to the Financing Letters has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any provision of the Financing Letters. As of the date of this Agreement, to the Knowledge of Parent, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of any Person under any provision of the Financing Letters; (ii) constitute or result in a failure to satisfy any of the conditions set forth in any of the Financing Letters; or (iii) otherwise result in any portion of the Financing not being available. As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any condition of the Financing to be satisfied by it, whether or not such condition is contained in the Financing Letters; or (B) the full amounts committed pursuant to the Financing Letters will not be available as of the Closing if the conditions contained in the Financing Letters to be satisfied by it are satisfied. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

(e)    No Exclusive Arrangements. As of the date of this Agreement, none of the Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

Section 4.10.    Exclusivity of Representations and Warranties.

(a)    No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement, or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)    No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Merger; (B) in connection with presentations by or discussion with the Company’s management (whether prior to or after the date of this Agreement); or (C) in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Section 4.11.    Absence of Stockholder and Management Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

Section 5.1.    Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; or (c) as approved in writing (including by email) by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) use its respective reasonable best efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business; and (iii) use its reasonable best efforts to (A) preserve intact its material assets, properties, Contracts and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company or any of its Subsidiaries has business relations, in each case solely to the extent that the Company has not, as of the date of this Agreement, already notified such third Person of its intent to terminate those relationships.

Section 5.2.    Forbearance Covenants.

(a)    Restrictions on Activities. Except (A) as set forth in Section 5.2 of the Company Disclosure Letter; (B) as approved in writing (including by email) by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (C) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(i) amend the Charter, the Bylaws or any similar organizational document of the Company or its Subsidiaries;

(ii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) issue, sell, or deliver, or agree or commit to issue, sell or deliver, any Company Securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except (A) for the issuance, delivery or sale of shares of Company Common Stock pursuant to Company Stock-Based Awards or Company Options outstanding as of the Capitalization Date or pursuant to the ESPP, in all cases in accordance with their terms; or (B) in connection with agreements in effect on the date of this Agreement; or (C) as contemplated by Section 5.2(a)(ix);

(iv) directly or indirectly acquire, repurchase or redeem any Company Securities or securities of the Subsidiaries of the Company, except for (A) with respect to Company Securities pursuant to the terms and conditions of Company Stock-Based Awards or Company Options outstanding as of the date of this Agreement in accordance with their terms; or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(v) acquire (A) (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein or (B) other than in the ordinary course of business consistent with past practice, any assets;

(vi) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property, or enter into any new lease or sublease or other Contract for the use of any real property;

(vii) (A) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(viii) (A) incur, assume, suffer or modify the terms of any Indebtedness or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; and (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of wholly owned Subsidiaries of the Company; (C) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business consistent with past practice; and (2) advances to directors, officers and other employees, in each case in the ordinary course of business; or (D) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any Lien thereon (other than Permitted Liens);

(ix) except as may be required by any Company Benefit Plan, (A) enter into, adopt, amend (including accelerating the vesting of), modify or terminate any material bonus, profit sharing, compensation, retention, severance, termination, option, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner; or (B) increase the compensation of any director, officer or employee, pay any special bonus, retention or special remuneration to any director, officer or employee, except in the case of each of (A) and (B), (1) as may be required by applicable Law; (2) in connection with any new employee hires permitted by Section 5.2(a)(xv); or (3) for increases in compensation for employees below the level of director to the extent that such increases are in the ordinary course of business and consistent with past practices, including, as to the timing during the year of such increases, the Company’s regular compensation review schedule;

(x) settle, release, waive or compromise any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceedings that is (A) reflected or reserved against in the Most Recent Company Balance Sheet (for amounts not in excess of such reserve); provided, that such settlement, release, waiver or compromise does not require any actions or impose any restrictions on the business, operations or Intellectual Property of the Company or its

Subsidiaries, or after the Effective Time, Parent or its Subsidiaries, or include the admission of wrongdoing by the Company or its Subsidiaries; or (B) settled with Parent’s prior written consent in compliance with Section 6.15;

(xi) except as required by applicable Law or GAAP, (A) other than in the ordinary course of business, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable; or (B) make any change in any of its accounting principles or practices;

(xii) (A) make or change any material Tax election; (B) settle, abandon, or compromise any material Tax claim, refund, or assessment; (C) change any annual Tax accounting period or adopt or change any material method of Tax accounting; (D) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (E) file any income or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary, as applicable; or (F) enter into any closing agreement with respect to any material Tax;

(xiii) (A) incur, authorize or commit to incur any material capital expenditures other than (1) consistent with the capital expenditure budget set forth in Section 5.2(a)(xiii) of the Company Disclosure Letter; (2) pursuant to obligations imposed by Material Contracts; or (3) reflected or reserved for in the Company’s financial statements; (B) enter into, modify, amend, extend, fail to perform the terms of or terminate any (1) Contract that if so entered into, modified, amended, extended, failed to be performed or terminated would reasonably be expected to have a Company Material Adverse Effect; or (2) Material Contract, or Contract that would be a Material Contract if it had been entered into prior to the date of this Agreement, except the Company may enter into Contracts that would be a Large Customer Contract simply by virtue of the size of such Contract and would not constitute a Material Contract under any other category of the definition of Material Contract, if such entry is in the ordinary course of business consistent with past practice; (C) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (E) effectuate a “plant closing,” “mass layoff” (each as defined in the United States Worker Adjustment and Retraining Notification Act) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; (F) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or (G) waive, release, grant, encumber or transfer any asset, Intellectual Property or other right material to the Company or its operations other than in the ordinary course of business;

(xiv) sell, lease, license or otherwise dispose of any assets or property of the Company or its Subsidiaries, other than the license of the Company Products in the ordinary course of business;

(xv) hire any new employees at the director-level or above, or terminate the employment of any employee at the director-level or above, other than for cause; or

(xvi) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

(b)    Consent Procedure. Promptly following the date of this Agreement, Parent will designate an appropriate individual to be responsible for reviewing and granting consent requests from the Company pursuant to Section 5.2(a).

Section 5.3.    No Solicitation.

(a)    No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will cease and cause to be terminated any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) relating to an Acquisition Transaction. Unless the Company has already so requested prior to the date of this Agreement, promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction, promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement. Subject to the terms of Section 5.3(b) and Section 5.3(d), from the date of this Agreement until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company and its Subsidiaries, and their respective directors and executive officers, will not, and the Company will not authorize or direct any of its or its Subsidiaries’ employees, consultants or other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any of their respective designees) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any of their respective designees), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate, or engage in discussions or negotiations, with any Person with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than only informing such Persons of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing. From the date of this Agreement until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the

Company will not be required to enforce, and following prior notice to Parent including the identity of the Person requesting such waiver, will be permitted to waive, any provision of any standstill or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof).

(b)    Superior Proposals. Notwithstanding anything to contrary in this Section 5.3, from the date of this Agreement until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Company Financial Advisor), following the execution of an Acceptable Confidentiality Agreement, (i) participate or engage in discussions or negotiations with; (ii) furnish any non-public information relating to the Company or any of its Subsidiaries to; or (iii) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, in each case, any Person or its Representatives that has made or delivered to the Company a written Acquisition Proposal after the date of this Agreement that was not solicited in breach of Section 5.3(a), but only if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (A) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal; and (B) the failure to take the actions contemplated by this Section 5.3(b) would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law. In connection with the foregoing, the Company will (x) provide written notice to Parent promptly (within one Business Day) following the Company Board’s determination referred to in the prior sentence and (y) substantially contemporaneously make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)    No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days of the occurrence of a material event or development and after Parent so requests in writing (or, if the Company Stockholder Meeting is scheduled to be held within 10 Business Days, then within one Business Day after Parent so requests in writing); (D) take or fail to take any formal action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m., Eastern time, on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a

“Company Board Recommendation Change”), it being understood that neither (1) the confidential determination in itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal; nor (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change or violate this Section 5.3; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)    Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Company obtaining the Requisite Stockholder Approval:

(i) other than in connection with a written Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law if and only if:

(1)    the Company has provided prior written notice to Parent at least five Business Days in advance to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will describe the Intervening Event in reasonable detail; and

(2)    prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such five Business Day period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) no longer determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); or

(ii) if the Company has received a written Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1)    the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)    the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal; and

(3)    (i) the Company has provided prior written notice to Parent at least five Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii), which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being three Business Days); and (b) at the end of the Notice Period, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such Acquisition Proposal is a Superior Proposal.

(e)    Notice to Parent. From the date of this Agreement until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will promptly (and, in any event, by the later of (i) 24 hours from the receipt thereof or (ii) 12:00 noon, Pacific time, on the next Business Day) notify Parent if any Acquisition Proposal, or inquiry from any Person or Group related to making a potential Acquisition Proposal, is, to the Knowledge of the Company (which, for all purposes of this clause (e), will be deemed to also include each member of the Company Board, the Company’s financial advisor and legal counsel and will not be deemed to be only as of the date of this Agreement), received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (A) the identity of the Person or Group making such proposal, inquiry, request or offer; and (B) a summary of the material terms and conditions of such proposal, inquiry, request or offer and, if writing, a copy thereof together with all material documents provided therewith. Thereafter, the Company must keep Parent reasonably informed, by providing notice by the later of (1) 24 hours from the receipt thereof or (2) 12:00 noon,

Pacific time, on the next Business Day after obtaining Knowledge thereof, of any changes in the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f)    Permitted Disclosures. So long as the Company Board (or a committee thereof) expressly reaffirms the Company Board Recommendation in each such disclosure and public statement (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act):

(i) nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.3; or (D) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law; and

(ii) it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(g)    Breach by Representatives. The Company agrees that any action taken by a Representative of the Company (other than an employee or consultant of the Company who is not an officer of the Company) that, if taken by the Company, would constitute a breach of this Section 5.3 will be deemed to constitute a breach by the Company of this Section 5.3.

Section 5.4.    No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, subject to the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1.    Efforts; Required Actions and Forbearance.

(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including the limitations set forth in Section 6.2(b)), Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective the Merger, including by using reasonable best efforts to:

(i) cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) seek to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii) (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger.

(b)    No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action (or fail to take any action) that is intended to have or, to the Knowledge of such Party, would reasonably be expected to have, the effect of preventing, impairing, materially delaying or otherwise materially and adversely affecting the (i) consummation of the Merger; or (ii) ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c)    No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither Parent, the Company nor any of their respective Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

Section 6.2.    Antitrust Filings.

(a)    Filings Under the HSR Act and Other Applicable Antitrust Law. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will use their respective reasonable best efforts to promptly (within 15 Business Days following the date of this Agreement, if practicable), file (i) a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ; and (ii) comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Law in connection with the Merger. Each of Parent and the Company will (A) cooperate and coordinate (and cause its respective Representatives to cooperate and coordinate) with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) subject to the limitations in Section 6.2(b), use its respective reasonable best efforts to take all action necessary to, as soon as practicable, (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Law applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Law applicable to the Merger. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Law applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)    Divestitures. If and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Law applicable to the Merger, each of Parent and Merger Sub (and their respective Affiliates, if applicable) will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand, in each case conditioned upon the consummation of the Merger; and (B) any other restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger (an “Antitrust Required Action”), in each case unless taking such Antitrust Required Action would reasonably be expected to materially and adversely affect the benefits to be obtained by virtue of the Merger (any of the foregoing having such an effect, an “Antitrust Restraint”).

(c)    Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub will (and will cause their respective Subsidiaries to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss reasonably in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Party without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s consultation and participation rights described above, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances, and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition or investment review clearances.

Section 6.3.    Proxy Statement and Other Required SEC Filings.

(a)    Preparation. Promptly after the execution of this Agreement (within 15 Business Days following the date of this Agreement, if practicable), the Company will prepare (with Parent’s reasonable cooperation) and file with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”). The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Unless there has been a Company Board Recommendation Change in compliance with Section 5.3, the Company will (i) include the Company Board Recommendation in the Proxy Statement; and (ii) use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Promptly following the (A) confirmation by the SEC that it has no further comments or (B) expiration of the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act, the Company will cause the Proxy Statement in definitive form to be mailed to the Company Stockholders.

(b)    Mutual Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either received from the SEC.

(c)    SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after the receipt thereof.

(d)    No Amendments to Proxy Statement. Except in connection with a Company Board Recommendation Change or thereafter, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e)    Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. Except in connection with a Company Board Recommendation Change or thereafter, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to, and consider in good faith, all reasonable additions, deletions or changes suggested by Parent or its counsel.

(f)    Other Required Parent Filings. If Parent or Merger Sub determines that it is required to file any document with the SEC as a result of the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub may file any Other Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give due consideration to, and consider in good faith, all reasonable additions, deletions or changes suggested by the Company or its counsel.

(g)    Accuracy; Supplied Information.

(i) Company. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Parent Filings will not, at the time that such Proxy Statement or Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) Parent. On the date of filing, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.4.    Company Stockholder Meeting.

(a)    Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournment, postponement or other delay thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of (i) seeking the Requisite Stockholder Approval; and (ii) in accordance with Regulation 14A under the Exchange Act, seeking advisory approval of a proposal in connection with a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 25th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change, the Company will (A) submit this Agreement for adoption by the Company Stockholders at the Company Stockholder Meeting; and (B) use its reasonable best efforts to solicit (or cause to be solicited) from the Company Stockholders proxies in favor of the matters to be considered at the Company Stockholder Meeting.

(b)    Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall, and shall only, postpone or adjourn the Company Stockholder Meeting if (i) there are holders of an insufficient number of shares of Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum and to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting; or (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, order or a request from the SEC, including in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise. Without the prior written consent of Parent, the Company Stockholder Meeting will not be postponed or adjourned (A) by more than 10 calendar days at a time; or (B) with respect to Section 6.4(b)(i), by more than 30 calendar days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent, unless required by applicable Law.

Section 6.5.    Financing.

(a)    No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters if such amendment, modification or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing, unless in the case of a reduction in the amount of the Financing, the Required Amount could still be paid with the aggregate net proceeds of any remaining portion of the Financing and any debt financing under any new debt commitment letter (such letter, a “Replacement Financing Letter”) that, were it structured as an amendment to the Financing Letters, would otherwise satisfy this Section 6.5(a) and that would not reasonably be expected to delay or prevent the Closing or Parent’s ability to consummate the Financing, together with cash on hand at Parent to be made available by Parent at Closing and cash on hand at the Company to be made available by the Company at Closing (such reduction, a “Financing Reduction Exception”); (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or any other terms to the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing Date; or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur; or (iii) adversely impacts the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto (provided, that, for the avoidance of doubt, Parent and Merger Sub may amend any Financing Letter to add lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed such Financing Letter as of the date of this Agreement so long as the addition of such parties, individually or in the aggregate, does not add new (or adversely modify any existing) conditions to the consummation of the Financing and would not reasonably be expected to delay or prevent the Closing or Parent’s ability to consummate the Financing). Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 6.5; and (2) “Financing Letters” will include such documents as amended or modified in compliance with this Section 6.5. Parent will not release or consent to the termination of any individual lender under the Financing Letters, except for (a) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Financing under the Financing Letters; (b) replacements of the Financing Letters with alternative financing commitments pursuant to Section 6.5(d); (c) a reduction of commitments in respect of the facilities in an amount equal to the net cash proceeds received by Parent or any of its domestic subsidiaries from the issuance of Senior Notes or any Loan Financing (each as defined in the Financing Letters) to the extent contemplated by the Financing Letters; or (d) a Financing Reduction Exception; or (e) the Financing Letters or definitive agreement are replaced at such time with a Replacement Financing Letter.

(b)    Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing on the terms and conditions described in the Financing Letters and any related Fee Letter on or prior to the Closing Date in an amount sufficient to pay the Required Amount, including using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Financing Letters on the terms and conditions contemplated by the Financing Letters and related Fee Letter or, if applicable, any Replacement Financing Letter; (iii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Financing Letters and such definitive agreements thereto; (iv) consummate the Financing at or prior to the Closing; (v) comply with its obligations pursuant to the Financing Letters; and (vi) if all the conditions to the obligations of the Financing Sources contained in any Financing Letter have been satisfied (or upon funding will be satisfied) or waived, enforce its rights pursuant to the Financing Letters to the extent that the failure to enforce would adversely impact the amount or timing of the Financing or the availability of the Financing at Closing. Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Financing Letters and any Fee Letters as and when they become due. For the avoidance of doubt, the “reasonable best efforts” of Parent and Merger Sub pursuant to this Section 6.5 includes an obligation on the part of Parent and Merger Sub, if the terms and conditions set forth in the Financing Letters have been satisfied and one or more of the Financing Sources fails to provide its respective portion of the Financing and, as a result, the Closing does not occur when required pursuant to this Agreement, to promptly commence an appropriate Legal Proceeding against any such breaching Financing Source pursuant to which each of Parent and Merger Sub will use its reasonable best efforts to compel such breaching Financing Source to provide its portion of the Financing.

(c)    Information. Parent must (i) keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing (including any Alternate Financing under this Section 6.5); and (ii) provide the Company with copies of all executed definitive agreements related to the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub must give the Company prompt notice (A) of any breach (or threatened breach of a provision) or default (or any event or circumstance that, with or without notice or lapse of time, or both, would reasonably be expected to give rise to any breach or default) by any party to the Financing Letters or definitive agreements related to the Financing of which Parent has Knowledge; (B) of the receipt by Parent or Merger Sub of any written notice or communication from any Financing Source with respect to any (1) actual or potential breach (or threatened breach), default, termination or repudiation by any party to the Financing Letters or any definitive agreements related to the Financing or any provisions of the Financing Letters or such definitive agreements; or (2) material dispute or disagreement between or among Parent or Merger Sub on the one hand and any parties to the Financing Letters or any definitive agreements related to the Financing on the other hand (but excluding, for the avoidance of doubt, any ordinary course negotiation with respect to the terms of the Financing); or (3) written notification by any of the parties to the Financing Letters that they refuse to fund their commitments under the Financing Letters; and (C) if for any reason Parent at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing; provided, however, that in no event will Parent be under any obligation to disclose any information shared among Parent and its professional advisors in connection with matters contemplated by clause (ii) that is subject to attorney-client privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Parent must provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written request therefor to Parent.

(d)    Alternate Financing. If any portion of the Financing becomes unavailable on the terms and conditions (including any market flex provisions) contemplated in the Financing Letters, then Parent will use its reasonable best efforts to arrange, as promptly as practicable following the occurrence of such event, (i) alternative financing from the same or alternative sources, on terms and conditions not materially less favorable in the aggregate to Parent and the Merger Sub than those contained in the Financing Letters (including the flex provisions contained in the related fee letter) in an amount sufficient, together with other financial resources available to Parent, to pay the Required Amount (the “Alternate Financing”); and (ii) one or more new financing commitment letters (or other agreements) with respect to such Alternate Financing (the “New Financing Letters”), which New Financing Letters will replace the existing Financing Letters in whole or in part. Parent will promptly provide a copy of any New Financing Letters (and any fee letter in connection therewith, which may be delivered with the fee amounts redacted in a customary manner so long as no redaction covers terms that would adversely affect the aggregate amount of net proceeds, conditionality, availability or termination of the Alternate Financing) to the Company. In the event that any New Financing Letters or Replacement Financing Letter are obtained, (A) any reference in this Agreement to the “Financing Letters” will be deemed to include the Financing Letters to the extent not superseded by the New Financing Letters or Replacement Financing Letter, as applicable, at the time in question and any New Financing Letters or Replacement Financing Letter, as applicable, to the extent then in effect; and (B) any reference in this Agreement to the “Financing” will mean the debt financing contemplated by the Financing Letters as modified pursuant to the foregoing.

(e)    Certain Agreements. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 shall require, and in no event shall the reasonable best efforts of Parent and/or Merger Sub be deemed or construed to require, any of Parent or Merger Sub to (i) pay any fees to the lenders or increase any interest rates or original issue discounts applicable to the Financing in excess of those contemplated in the Financing Letters, including any related fee letters (including the flex provisions thereof), whether to secure waiver of any conditions contained therein or otherwise, (ii) amend or waive any of the terms or conditions hereof or under the Financing Letters or (iii) consummate the Closing at any time prior to the date determined in accordance with Section 2.3.

Section 6.6.    Financing Cooperation.

(a)    Cooperation. The Company will use its reasonable best efforts to, and use reasonable best efforts to cause its Subsidiaries, and its and its Subsidiaries’ respective Representatives to, provide to Parent and Merger Sub and their respective Affiliates such reasonable cooperation in connection with the Financing as may be reasonably requested by Parent and Merger Sub and their respective Affiliates by:

(i) making senior management and advisors of the Company and its Subsidiaries available to participate at reasonable times in a reasonable number of meetings, presentations, agency presentations, road shows, drafting sessions and due diligence sessions that are requested a reasonable period of time in advance with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies;

(ii) reasonably assisting Parent and the Financing Sources in their preparation of pro forma financial information and pro forma financial statements and materials for presentations, confidential information memoranda, bank information memoranda (including to the extent necessary, an additional bank information memorandum that does not include material non-public information), offering memoranda, prospectuses, registration statements, rating agency presentations, lender and investor presentations and similar documents customary or required in connection with the Financing by reviewing and commenting on, and providing information reasonably requested in connection with, such materials; it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing (provided, that the Company shall reasonably assist in preparing forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing Date based on financial information and data derived from the Company’s historical books and records); or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(iii) furnishing Parent and its Affiliates and the Financing Sources and their respective Representatives with the Requested Information that is Compliant as promptly as practicable and, upon any Requested Information ceasing to be Compliant, to supplement or update the Requested Information so that it is Compliant;

(iv) requesting that the Company’s independent accountants provide reasonable and customary assistance to Parent in connection with the Financing (including to consent to the use of their audit reports on the consolidated financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any customary “comfort letters”

necessary and reasonably requested by Parent in connection with any capital markets transaction comprising a part of the Financing (including as contemplated by the definition of “Requested Information”) and using reasonable best efforts to take such actions within the Company’s ability to enable the Company’s independent accountants to provide (and facilitate the provision of) such assistance to Parent;

(v) if requested at least 10 Business Days prior to the Closing Date in writing by a Financing Source, furnishing to such Financing Source all information regarding the Company and its Subsidiaries that is required in connection with the Financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least four Business Days prior to the Closing Date;

(vi) providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Sources for the Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities;

(vii) executing and delivering as of (but not before) the Closing any definitive financing documents (including loan agreements, indentures, pledge and security documents and guarantees) or other certificates, consents or documents and otherwise facilitating the pledging of collateral by the Company and its Subsidiaries effective as of (but not before) the Closing, as may be reasonably requested by Parent and Merger Sub and their respective Affiliates;

(viii) using reasonable best efforts to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent and Merger Sub and their respective Affiliates that are necessary to permit the consummation of the Financing in accordance with the terms of the Financing Letters;

(ix) use reasonable best efforts to provide such information as Parent may reasonably request to facilitate Parent’s efforts to obtain or provide, as applicable customary and reasonable corporate and facilities ratings, landlord waivers and estoppels, non-disturbance agreements, noninvasive environmental assessments, legal opinions, surveys and title insurance as reasonably requested by Parent;

(x) no later than three Business Days prior to the Closing Date, if requested by Parent, delivering to Parent customary payoff letters and related documentation with respect to any Indebtedness of the Company or any of its Subsidiaries and the release and termination of any and all required Liens, to be executed no later than the Effective Time by the applicable obligees and effective as of the Effective Time; and

(xi) in each case following Parent’s reasonable request, using reasonable best efforts to provide Parent with customary due diligence information requested by Financing Sources in connection with the Financing (subject to customary confidentiality agreements).

(b)    Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries or their respective Representatives to (i) pay any commitment or similar fees, incur any liability, or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any definitive agreement with respect to the Financing prior to the Closing; or (iii) give any indemnities in connection with the Financing that are effective prior to the Effective Time. Furthermore, nothing in this Section 6.6 shall require any cooperation by the Company or its Subsidiaries to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Nothing in this Section 6.6 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such Representative; (2) the Company Board or the board of directors of any Subsidiary of the Company to approve any financing or Contracts related thereto; (3) the Company and its Subsidiaries to take any action that would conflict with or violate its organizational documents, any applicable Laws or result in, prior to the Closing, a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party; (4) the Company and its Subsidiaries to provide any information (a) the disclosure of which is prohibited or restricted under applicable Law; or (b) where access to such information would (i) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (ii) violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; provided, that the Company shall inform Parent as to the general nature of what is being withheld as a result of the foregoing and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege or contravene any applicable Law or binding agreement (including, if practicable, by obtaining consent for the disclosure thereof); or (5) the Company and its Subsidiaries to change any fiscal period or prepare any financial statements or other information that are not available to it. Nothing contained in this Section 6.6 or otherwise shall require the Company or any of its Subsidiaries, prior to Closing, to be an issuer or other obligor with respect to the Financing.

(c)    Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights; (ii) solely in any disclosure documents used in connection with the syndication of the Financing or in connection with any description of the Company, its business and products, or the Merger; and (iii) otherwise in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(d)    Confidentiality. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, all non-public or other confidential information provided by the Company or any of its Representatives to Parent or Merger Sub or their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub and their respective Representatives will be permitted to disclose such information to any Financing Sources, prospective Financing Sources that are or may become parties to the Financing (and, in each case, to their respective counsel and auditors) or Financing Source Related Parties, and any Financing Sources, prospective Financing Sources or Financing Source Related Parties will be permitted to disclose such information, in each case subject to customary confidentiality undertakings entered into by any Financing Sources, prospective Financing Sources or Financing Source Related Parties with Parent in connection with the Financing.

(e)    Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including documented and reasonable out-of-pocket attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6.

(f)    Indemnification. The Company, its Subsidiaries and its and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including documented and reasonable out-of-pocket attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement or the provision of information utilized in connection therewith (including any action taken in accordance with this Section 6.6) and any information utilized in connection therewith (other than information provided specifically for use in connection with the Financing by or on behalf of the Company or its Subsidiaries), or any Taxes incurred as a direct result of any the foregoing, in each case, except to the extent actually suffered or incurred as a result of the gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or its Subsidiaries or, in each case, their respective Representatives. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Reimbursement Obligations”

(g)    No Exclusive Arrangements. In no event will Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the Financing Sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of financing from providing or seeking to provide financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

(h)    No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. If the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger.

Section 6.7.    Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger; and (b) if any “anti-takeover” Law becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger.

Section 6.8.    Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; provided, that the Company shall inform Parent as to the general nature of what is being withheld as a result of the foregoing and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege; (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; provided, that the Company shall inform Parent as to the general nature of what is being withheld as a result of the foregoing and shall use its reasonable best efforts to disclose such information in a way that would not contravene, cause a default under or give a third Person the right to terminate or accelerate the rights pursuant to any Contract (including, if practicable, by obtaining consent for the disclosure thereof from the applicable third Person); (iv) access would result in the disclosure of any Trade Secrets of third Persons; or (v) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of its or their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. Promptly following the execution of this Agreement, Parent and the Company shall agree on appropriate procedures concerning requests for access pursuant to this Section 6.8.

Section 6.9.    Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Section 6.10.    Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)    Indemnified Persons. Subject to Section 6.10(d), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects to the extent permitted under applicable Law, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to Section 6.10(b), whichever is longer, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)    Indemnification Obligation. Without limiting the generality of Section 6.10(a) and subject to Section 6.10(d), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect as of the Effective Time, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) the Indemnified Persons will be entitled to retain their own counsel selected by them (the fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding, which shall be limited to one counsel for all Indemnified Persons, unless in the reasonable judgment of such counsel a conflict exists which would prevent such counsel from representing all Indemnified Persons, in which case the Indemnified Person(s) that are the subject of such conflict will be entitled to retain one (unless there are further conflicts in the reasonable judgment of such counsel) separate counsel (the fees and expenses of which will be paid by the Surviving Corporation); (C) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined by a court of appropriate jurisdiction after exhausting all appeals that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)    D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance (provided, that Parent may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured). In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with a comparable credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.10(c), the Company may (or, if the Parent requests, the Company will) purchase a prepaid “tail” policy (a “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with a comparable credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for a Tail Policy does not exceed the Maximum Annual Premium. If the Company purchases a Tail Policy prior to the Effective Time, then the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such a Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as such a Tail Policy is in full force and effect.

(d)    Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)    No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and their heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or a Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and their heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or a Tail Policy are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other persons (and their heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or a Tail Policy) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(f)    Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g)    Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.11.    Employee Matters.

(a)    Change of Control Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Company Benefit Plans, as applicable, will occur as of the Effective Time.

(b)    Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Company Benefit Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(c)    Employment; Benefits. For a period of one year following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Company Benefit Plans and any other employee benefit plans (other than the opportunity to participate in equity-based benefits, cash incentive, bonus, severance and, subject to Section 6.11(b), individual employment agreements) of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) at benefit levels that are substantially equivalent to those in effect at the Company or its Subsidiaries on the date of this Agreement, and provide compensation and benefits to each Continuing Employee pursuant to such Company Plans; (ii) provide benefits to each Continuing Employee that, taken as a whole, are substantially equivalent to those benefits provided to similarly situated employees of Parent (“Parent Plans”); or (iii) provide some combination of Company Plans and Parent Plans such that each Continuing Employee receives benefits that, taken as a whole, in any case with respect to clauses (i) through (iii), that are in the aggregate substantially equivalent to those benefits provided to similarly situated employees of Parent. For a period of one year following the Effective Time for any Continuing Employee employed during that period, Parent shall not, and shall cause its Subsidiaries not to, reduce the aggregate cash compensation, including base salary/base wages and target incentive compensation opportunity, payable to such Continuing Employee. For a period of one year following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide severance benefits that are substantially equivalent to those benefits provided to similarly situated employees of Parent and its Affiliates; provided, however, that nothing contained herein shall permit the Surviving Corporation or Parent at any time after the Effective Time to unilaterally amend, terminate or rescind any severance or retention benefits, including change of control acceleration of equity granted to an individual in a written agreement signed by the Company and such individual prior to the Effective Time without such individual’s written consent or as explicitly permitted under the terms of such written agreement. The Company will consult in good faith with Parent regarding the content of broadly disseminated communications to Company employees regarding the Merger prior to the release of any such communications.

(d)    New Plans. To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) to the extent permitted by applicable Law and the agreements with respect to the benefit providers and insurers, for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, the

Surviving Corporation will cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Corporation will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee; provided that Parent is provided with sufficient information following the Effective Time to comply with applicable Law and the agreements with respect to the benefit providers and insurers. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, will not be subject to accrual limits or other forfeiture.

(e)    New Equity Awards. Prior to the Effective Time, the Company shall grant Company RSUs to certain of the Continuing Employees, in such amounts, and with such terms (including no acceleration in connection with the Merger or any subsequent event, such as termination of employment) as specified by Parent, which grants shall only be effective immediately prior to the Effective Time. Such Company RSUs shall be assumed and converted in accordance with Section 2.8(d).

(f)    Termination of Benefit Plans. Except as otherwise requested by Parent, effective as of the day immediately preceding the Closing Date, the Company shall terminate the Company Benefit Plans that is intended to qualify pursuant to Section 401(a) of the Code (unless Parent provides written notice to the Company no later than 10 Business Days prior to the Closing Date that such plans shall not be terminated). The Company shall provide Parent with evidence that such plans and the Company Stock Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to reasonable and good faith review and approval by Parent. The Company also shall (i) take such other actions in furtherance of terminating such 401(k) plans as Parent may reasonably require, (ii) solely to the extent such 401(k) plans are terminated, satisfy and contribute the necessary amounts to satisfy any end-of-year true-up on employee contributions that the Company has not fully “matched” pursuant to the Company’s “match” obligations as if the Effective Time is the last date of such plan year; and (iii) cooperate with Parent with respect to the termination of any other Company Plans that are “employee benefit plans” within the meaning of ERISA, to the extent terminable by the Company without any action or consent of any other Person and without cost to the Company, which are identified by Parent.

(g)    No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.11 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Person.

Section 6.12.    Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger, upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

Section 6.13.    Notification of Certain Matters.

(a)    Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)    Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

Section 6.14.    Public Statements and Disclosures. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change), will not issue any press releases or other public written communications to the extent relating to this Agreement or the Merger without the consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), except that the Company will not be obligated to obtain such consent with respect to communications that are (i) required by applicable Law; (ii) are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by Parent); or (iii) principally related to a Superior Proposal or Company Board Recommendation Change, to the extent permitted by Section 5.3. The Company (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change) will use its reasonable best efforts, to the extent practicable, to consult with Parent (and will consider in good faith the comments and suggestions of Parent) before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any non-written statements that are public or are reasonably likely to become public, in each case to the extent relating to this Agreement or the Merger, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law; (ii) are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by Parent); or (iii) principally related to a Superior Proposal or Company Board Recommendation Change, to the extent permitted by Section 5.3.

Section 6.15.    Transaction Litigation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Article VIII and (2) Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) consider in good faith Parent’s advice with respect to any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

Section 6.16.    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 6.17.    Credit Agreement. At or prior to the Effective Time, Parent will provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding other than (i) contingent obligations not then due and payable and (ii) letters of credit (and terminate all commitments) under the terms of the Credit Agreement. Promptly following the Effective Time, the Company will repay and discharge such indebtedness in a manner acceptable to the parties to the Credit Agreement and Parent.

Section 6.18.    Parent Vote. Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement in accordance with the DGCL.

Section 6.19.    Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company, in his or her capacity as a director but not as an employee or officer of the Company, in office as of immediately prior to the Effective Time and effective upon the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1.    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)    Requisite Stockholder Approval. The Company obtaining the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)    HSR Act. The waiting period (and any extensions thereof) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated.

(c)    No Prohibitive Injunctions or Laws. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no Law will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger.

Section 7.2.    Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)    Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the

Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct, individually or in the aggregate, as have not had and would not have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, the third sentence of Section 3.7(a), Section 3.7(c)(vi) and (vii), the second sentence of Section 3.12(a) and Section 3.26 that (A) are not qualified by materiality or Company Material Adverse Effect will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by materiality or Company Material Adverse Effect will be true and correct in all respects (without disregarding such materiality or Company Material Adverse Effect qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects (without disregarding such materiality or Company Material Adverse Effect qualifications) as of such earlier date).

(iii) The representations and warranties set forth in the first, second and fourth sentence of Section 3.7(a), Section 3.7(b), Section 3.7(c)(i)-(v) and Section 3.7(c)(viii) will be true and correct as of the Capitalization Date, except for such inaccuracies that are de minimis in the aggregate.

(b)    Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)    Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)    Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

Section 7.3.    Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failure to be true and correct, individually or in the aggregate, as have not had and would not have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)    Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION; AMENDMENT AND WAIVER

Section 8.1.    Termination. This Agreement may be validly terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as provided in this Agreement), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)    by mutual written agreement of Parent and the Company;

(b)    by either Parent or the Company if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any Law is enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger;

(c)    by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m., Pacific time, on April 30, 2017 (such time and date, the “Termination Date”), except that (i) if as of the Termination Date, all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 7.1(b) or Section 7.1(c), either Parent or the Company, by written notice to the other, may extend the Termination Date until 11:59 p.m., Pacific time, on August 21, 2017 (and such date and time shall thereafter constitute the Termination Date) or (ii) if as of the Termination Date, clause (y) of the proviso in Section 2.3 is triggered, then the Company, by written notice to Parent, may extend the Termination Date until 11:59 p.m., Pacific time, on the date that is five Business Days after the completion of the five Business Day period set forth in clause (y) of the proviso in Section 2.3, but in no event later than 11:59 p.m., Pacific time, on August 21, 2017 (and such date and time shall thereafter constitute the Termination Date), it being understood in each case that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any

Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)    by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting at which a vote is taken on the adoption of this Agreement, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting;

(e)    by Parent if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination;

(f)    by Parent if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)    by the Company if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; or

(h)    by the Company (at any time prior to receiving the Requisite Stockholder Approval) if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company pays, or causes to be paid, to Parent or its designee the Termination Fee pursuant to Section 8.3(b)(iii); and (iv) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal.

Section 8.2.    Manner and Notice of Termination; Effect of Termination.

(a)    Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)    Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties. Following the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that, and subject in all respects to this Section 8.2, Section 8.3, and Section 9.8 (in each case, including the limitations set forth herein or therein), Section 6.6(e), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX will each survive the termination of this Agreement, in each case, in accordance with their respective terms and conditions. Notwithstanding the previous sentence, nothing in this Agreement will relieve (i) any Party from any liability for any Intentional Breach of this Agreement; and (ii) the Company or (subject in all respects to this Section 8.2, Section 8.3 and Section 9.8 (in each case, including the limitations set forth herein or therein)) Parent or Merger Sub from any liability for its fraud prior to the valid termination of this Agreement (in the case of each of (i) and (ii), which the Parties acknowledge and agree (A) will not be limited to reimbursement of expenses or out-of-pocket costs; and (B) in the case of any damages sought by the non-breaching Party, such damages will include the benefit of the bargain lost by the non-breaching Party, taking into consideration relevant matters, including opportunity costs and the time value of money). No valid termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, or the Financing Letters, which rights, obligations and agreements will survive the valid termination of this Agreement in accordance with their respective terms.

Section 8.3.    Fees and Expenses.

(a)    General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with the consummation of the Merger.

(b)    Company Payments.

(i) Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Section 7.1(b) and Section 7.1(c) (to the extent relating to the matters set forth in Section 7.1(b)) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing

Date; (C) prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal made or renewed after the date of this Agreement has been publicly announced or publicly disclosed and not publicly withdrawn or otherwise abandoned; and (D) within one year of the termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated (whether such consummation occurs before or after the one-year anniversary of such termination), then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to $87,500,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b), all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) Company Board Recommendation Change. If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within two Business Days) following such termination pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must concurrently with such termination pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)    Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)    Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof then the Company will pay or cause to be paid to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made) plus 5% through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(e)    Sole and Exclusive Remedy. Parent’s receipt of the Termination Fee to the extent owed pursuant to Section 8.3(b) will be the sole and exclusive remedy of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement and the Merger, and upon payment of such amount, none of the Company Related Parties will have any further monetary liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement or the Merger (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parties may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(d), as applicable).

Section 8.4.    Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval. Notwithstanding anything to the contrary in this Agreement, the provisions expressly relating to the Financing Sources set forth in Section 6.6(a), Section 9.3, the last sentence of Section 9.6, Section 9.10(b), Section 9.11 and this Section 8.4 (and the defined terms used therein) may not be amended, modified or altered in a manner that adversely impacts any Financing Source Related Party without the prior written consent of such adversely impacted Financing Source Related Party.

Section 8.5.    Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1.    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

Section 9.2.    Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) immediately upon delivery by hand or by fax (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

if to Parent, Merger Sub or the Surviving Corporation, to:

Symantec Corporation

350 Ellis St.

Mountain View, CA 94043

Attn: General Counsel

Fax (650) 429-9137

with a copy (which will not constitute notice) to:

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

Attn:      Douglas N. Cogen

    David K. Michaels

    Bomi Lee

    Michael Duignan

Fax:        (415) 281-1350

and

if to the Company (prior to the Effective Time), to:

LifeLock, Inc.

60 East Rio Salado Parkway, Suite 400

Tempe, AZ 85281

Attn: General Counsel

Fax: (888) 244-9823

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn:      Martin W. Korman

    Bradley L. Finkelstein

    Douglas K. Schnell

Fax:        (650) 493-6811

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or fax number through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2. Rejection or other refusal to accept, or the inability to deliver because of changed address of which no notice is given, will be deemed to be receipt of the notice as of the date of rejection, refusal or inability to deliver.

Section 9.3.    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including Financing Sources) to the Financing Letters; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company Stock-Based Awards and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

Section 9.4.    Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub, the Company and their respective Representatives will hold and treat all documents and information concerning the Merger in accordance with the Confidentiality Agreement.

Section 9.5.    Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Effective Time and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 9.6.    Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other

Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) if Parent or Merger Sub wrongfully terminates or willfully breaches this Agreement, then, following the termination of this Agreement, the Company, to the extent permitted by this Agreement, may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock, Company Stock-Based Awards and Company Options (which Parent and Merger Sub acknowledge and agree may include damages based on a decrease in share value or lost premium); and (c) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company Stock-Based Awards and Company Options to receive the merger consideration set forth in Article II. The rights granted pursuant to clause (b) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock, Company Stock-Based Awards and Company Options by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock, Company Stock-Based Awards or Company Options and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. The provisions expressly relating to the Financing Sources set forth in Section 6.6(a), Section 8.4, Section 9.3, Section 9.10(b), Section 9.11 and this sentence will inure to the benefit of the Financing Source Related Parties, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that the provisions expressly relating to the Financing Sources set forth in Section 6.6(a), Section 8.4, Section 9.3, Section 9.10(b), Section 9.11 and this sentence will be enforceable by the Financing Source Related Parties).

Section 9.7.    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.8.    Remedies.

(a)    Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)    Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii) No Objections. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

Section 9.9.    Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.

Section 9.10.    Consent to Jurisdiction.

(a)    General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement or the Merger; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the Merger will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the Merger in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Parent (A)

irrevocably designates Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any Legal Proceeding and for the taking of all such acts as may be necessary, proper or advisable in order to confer jurisdiction over it; and (B) stipulates that such consent and appointment are irrevocable and coupled with an interest.

(b)    Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that any Legal Proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources or any Financing Source Related Party arising out of, or relating to, the Merger, the Financing, the Financing Letters, or the performance of services thereunder or related will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party hereto submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Financing Letters will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York. Without limiting the obligations of the Financing Sources under the Financing Letters and the rights of Parent and Merger Sub under the Financing Letters, the Company acknowledges and agrees that no Financing Source Related Party shall have any liability or obligation to the Company (or any of its Representatives) in connection with this Agreement or any transactions contemplated by this Agreement if such Financing Source Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Financing Letters and the Company (on behalf of itself and its Representatives) hereby waives any rights or claims against each Financing Source Related Party in connection with this Agreement and the Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and its Representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Financing Source Related Party in connection with this Agreement or any transactions contemplated by this Agreement (including any action or proceeding relating to the Financing). Notwithstanding anything to the contrary in this Agreement, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any Specified Acquisition Agreement Representations (as defined in the Financing Letters) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the Merger; and (C) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case, will be governed and construed in accordance with the Laws of the State of Delaware.

Section 9.11.    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS

LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE FINANCING LETTERS OR THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING OR AGAINST ANY FINANCING SOURCE RELATED PARTY). EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12.    Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.13.    No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

SYMANTEC CORPORATION

By:	/s/ Scott C. Taylor
Name: Scott C. Taylor
Title: Executive Vice President, General Counsel and Secretary

L1116 MERGER SUB, INC.

By:	/s/ Scott C. Taylor
Name: Scott C. Taylor
Title: President

LIFELOCK, INC.

By:	/s/ Hilary Schneider
Name: Hilary Schneider
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]